SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§140.13d-2(a)

(Amendment No.1)*

INNODATA INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

457642205
(CUSIP Number)

Jack S. Abuhoff

c/o Innodata Inc.

55 Challenger Road

Ridgefield Park, New Jersey 07660

(201) 371-8000

Copy To:

Oscar D. Folger

Folger & Folger

151 W. 46th Street, 4th Floor

New York, NY 10036-8512

(212) 697-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457642205	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jack S. Abuhoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,744,295 (1)
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
1,744,295 (1)
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,744,295 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 664,100 shares that may be issued on exercise of stock options. 409,100 of the stock options are vested and exercisable, and 255,000 of the stock options vest and become exercisable within 60 days of the date of filing of this Statement. Excludes 100,000 shares that may be issued on exercise of stock options as the exercise of these stock options is contingent on a minimum market price of $6.00 per share at the time of exercise. The closing market price of the Issuer's stock on the last trading day prior to the date of the filing of this Statement was $2.25.

(2) Based on 25,623,832 shares outstanding as of December 31, 2016.

CUSIP No. 457642205	Page 3 of 5

This Amendment No. 1 (“Amendment No. 1”) to 13D amends and restates the 13D filed with the Securities and Exchange Commission on February 12, 2016 by Jack S. Abuhoff. Mr. Abuhoff is filing this Amendment No.1 to disclose the increase in his beneficial ownership of the Issuer’s Common Stock as a result of the vesting of a portion of his stock options.

Item 1. Security and Issuer

The title and class of equity securities to which this Statement relates is common stock, par value $0.01 per share (the "Common Stock"), of Innodata Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 55 Challenger Road, Ridgefield Park, New Jersey 07660.

Item 2. Identity and Background

(a) This statement is being filed by Jack S. Abuhoff (the “Reporting Person”).

(b) The Reporting Person’s business address is 55 Challenger Road, Ridgefield Park, New Jersey 07660.

(c) The principal occupation of the Reporting Person is that of President and Chief Executive Officer of the Issuer. The Reporting Person also serves as the Chairman of the Issuer’s Board of Directors.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

The shares beneficially owned by the Reporting Person include 664,100 shares that may be issued on exercise of stock options. 409,100 of the stock options are vested and exercisable, and 255,000 of the stock options vest and become exercisable within 60 days of the date of filing of this Statement. The Reporting Person received these stock options in connection with his employment by the Issuer. The Reporting Person intends to either use personal funds to purchase any shares acquired upon exercise of the stock options or to stock settle the stock options whereby the Issuer would withhold shares of common stock resulting from the exercise with a value equal to the exercise price of the stock option and the minimum tax withholding requirements of the Issuer. The shares beneficially owned by the Reporting Person also include 141,000 shares purchased by the Reporting Person in the open market with personal funds, and 939,195 shares acquired by the Reporting Person as a result of a stock option exercises using personal funds or by stock settlement.

CUSIP No. 457642205	Page 4 of 5

Item 4. Purpose of Transaction

The Reporting Person acquired the shares beneficially owned by him either for investment purposes or as compensation for services performed for the Issuer. The Reporting Person may, subject to market and other conditions, acquire additional shares from time to time through open market transactions, the exercise of vested stock options, and/or through equity awards pursuant to the Issuer’s stock plan. The Reporting Person’s beneficial ownership of shares may also increase due to the vesting of stock options. The Reporting Person may also determine at any time to dispose of shares. The Reporting Person has the following outstanding stock options:

Number of Stock Options	Vesting	Exercise Contingency Once Vested
175,000	Fully Vested	None
137,434	Fully Vested	None
100,000	Fully Vested	The market price of the Issuer’s stock must be $6.00 or greater at the time of exercise
255,000	100% of the stock options vest on 04-17-2017	None
290,000	1/3 of the stock options vested on 12-31-2016; and 1/3 of the stock options vest on 12-31-2017; and 12-31-2018	None
290,000	1/3 of the stock options vest on 12-30-2017; 12-30-2018; and 12-30-2019	None

Other than as discussed above, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 1,744,295 shares or 6.6% of the Issuer’s Common Stock. These shares include 1,080,195 shares of common stock and 664,100 shares that may be issued on exercise of stock options. 409,100 of the stock options are vested and exercisable, and 255,000 of the stock options vest and become exercisable within 60 days of the date of filing of this Statement.

(b)  The Reporting Person has sole voting and dispositive power over 1,744,295 shares of the Issuer’s common stock. These shares include 1,080,195 shares of common stock and 664,100 shares that may be issued on exercise of stock options. 409,100 of the stock options are vested and exercisable, and 255,000 of the stock options vest and become exercisable within 60 days of the date of filing of this Statement.

(c) On December 30, 2016, the Issuer issued the Reporting Person 290,000 stock options, with an exercise price of $2.45, pursuant to the Issuer’s 2013 Stock Plan (As Amended and Restated Effective June 7, 2016) in connection with his role as President and Chief Executive Officer of the Issuer and Chairman of the Board.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP No. 457642205	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2017	/s/ Jack S. Abuhoff
Jack S. Abuhoff